EXHIBIT D

**VIRAL FILMS MEDIA LLC**

LIMITED LIABILITY COMPANY AGREEMENT

Dated as of May 3, 2019

THE UNITS REPRESENTED BY THIS LIMITED LIABILITY COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS. SUCH UNITS MAY NOT BE SOLD, ASSIGNED, PLEDGED OR OTHERWISE DISPOSED OF AT ANY TIME WITHOUT EFFECTIVE REGISTRATION UNDER SUCH ACT AND LAWS OR AN EXEMPTION THEREFROM, AND COMPLIANCE WITH THE OTHER SUBSTANTIAL RESTRICTIONS ON TRANSFERABILITY SET FORTH HEREIN.

## VIRAL FILMS MEDIA LLC
## LIMITED LIABILITY COMPANY AGREEMENT

THIS LIMITED LIABILITY COMPANY AGREEMENT, dated as of May 3, 2019 is entered into by and among Viral Films Media LLC, a Delaware limited liability company (the "***Company***"), and each of the Members set forth on Schedule A attached hereto. Certain capitalized terms used herein are defined in Article I.

## R E C I T A L S

WHEREAS, the Company was formed as a limited liability company under the laws of the State of Delaware on January 28, 2019;

WHEREAS, the Class A Members have agreed to contribute cash to the Company in exchange for Class A Units of the Company, the Class C Member has agreed to acquire Class C Units of the Company, and the Class D Member has agreed to acquire Class D Units of the Company each in accordance with the terms of this Agreement; and

WHEREAS, the Members wish to provide for the management, operation and governance of, and the relative voting and economic interests in, the Company following the issuance of the Interests as described above;

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

## ARTICLE I.
## CERTAIN DEFINITIONS

Capitalized terms used but not otherwise defined herein shall have the following meanings:

"***Act***" means the Delaware Limited Liability Company Act, 6 Del. L. § 18-101, et seq., as it may be amended from time to time, and any successor to the Act.

"***Additional Member***" means a Person admitted to the Company as a Member pursuant to Section 10.2.

"***Adjusted Capital Account Deficit***" means with respect to any Capital Account as of the end of any Taxable Year, the amount by which the balance in such Capital Account is less than zero. For this purpose, such Person's Capital Account balance shall be (i) reduced for any items described in Treasury Regulations Section 1.704-l(b)(2)(ii)(d)(4), (5), and (6), and (ii) increased for any amount such Person is obligated to contribute or is treated as being obligated to contribute to the Company pursuant to Treasury Regulations Section 1.704-l(b)(2)(ii)(c) (relating to partner liabilities to a partnership) or Treasury Regulations Section 1.704-2(g)(l) and Treasury Regulations Section 1.704-2(i) (relating to Minimum Gain).

"***Affiliate***" of any particular Person means any other Person controlling, controlled by, or under common control with such particular Person, where "***control***" means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, by contract, or otherwise.

"***Agreement***" means this Limited Liability Company Agreement, as amended or modified from time to time in accordance with the terms hereof.

"***Assignee***" means a Person to whom an Interest has been Transferred in accordance with the terms of this Agreement and the other agreements contemplated hereby, but who has not become a Member pursuant to Article IX.

"***Board***" has the meaning set forth in Section 5.2(a).

"***Book Value***" means, with respect to any Company property, the Company's adjusted basis for federal income tax purposes, adjusted from time to time to reflect the adjustments required or permitted by Treasury Regulations Section 1.704-l(b)(2)(iv)(d) through (h); *provided*, that the Book Value of any asset contributed by a Member shall be its Fair Market Value as determined at contribution and the Book Value of any asset distributed to a Member in-kind shall be adjusted to equal its Fair Market Value as of the date of distribution.

"***Business Day***" means a day, not including a Saturday or Sunday, during which banks located in [Atlanta, Georgia] are required to be open.

"***Capital Account***" means the capital account maintained for a Member pursuant to Section 3.2.

"***Capital Contributions***" means any cash, cash equivalents, promissory obligations, or the Fair Market Value of other property that a Member contributes or is deemed to have contributed to the Company, net of any liabilities the Company is considered to assume or take subject to, or under, Section 752 of the Code, with respect to any Unit.

"***Certificate***" means the Company's Certificate of Formation as filed with the Secretary of State of the State of Delaware.

"***Class A Issuance Price***" mean US$0.50 per Class A Unit.

"***Class A Member***" means a holder of Class A Units.

"***Class A Premium***" means, with respect to any Class A Unit, an amount equivalent to 50% multiplied by the aggregate Capital Contributions made with respect to such Class A Unit, in each case less all prior distributions made pursuant to Section 4.1(b)(i) and Section 4.1(c)(i) that are amounts deemed a Class A Premium.

"***Class A Unit***" means a Unit representing a fractional part of the interest of a Member in Profits, Losses and Distributions and having the rights and obligations specified with respect to the Class A Units in this Agreement.

"***Class A Unreturned Contributions***" means, with respect to any Class A Unit, as of any date, the excess, if any, of (a) the aggregate Capital Contributions made with respect to such Class A Unit over (b) the aggregate Distributions previously made with respect to such Class A Unit pursuant to Section 4.1(b)(iii) and Section 4.1(c)(iii).

"***Class B Issuance Price***" mean US$1.00 per Class B Unit.

"***Class B Member***" means a holder of Class B Units.

"***Class B Premium***" means, with respect to any Class B Unit, an amount equivalent to 20% multiplied by the aggregate Capital Contributions made with respect to such Class B Unit, in each case less all prior distributions made pursuant to Section 4.1(b)(ii) and Section 4.1(c)(ii) that are amounts deemed Class B Premiums.

"***Class B Unit***" means a Unit representing a fractional part of the interest of a Member in Profits, Losses and Distributions and having the rights and obligations specified with respect to the Class B Units in this Agreement.

"***Class B Unreturned Contributions***" means, with respect to any Class B Unit, as of any date, the excess, if any, of (a) the aggregate Capital Contributions made with respect to such Class B Unit over (b) the aggregate Distributions previously made with respect to such Class B Unit pursuant to Section 4.1(b)(iv) and Section 4.1(c)(iv).

"***Class C Member***" means Dawe.

"***Class C Unit***" means a Unit representing a fractional part of the interest of a Member in Profits, Losses and Distributions and having the rights and obligations specified with respect to the Class C Units in this Agreement.

"***Class C Unreturned Contributions***" means, with respect to any Class C Unit, as of any date, the excess, if any, of (a) the aggregate Capital Contributions made with respect to such Class C Unit over (b) the aggregate Distributions previously made with respect to such Class C Unit pursuant to Section 4.1(b)(v) and Section 4.1(c)(v).

"***Class D Member***" means Galatia Films.

"***Class D Unit***" means a Unit representing a fractional part of the interest of a Member in Profits, Losses and Distributions and having the rights and obligations specified with respect to the Class D Units in this Agreement.

"***Class D Unreturned Contributions***" means, with respect to any Class D Unit, as of any date, the excess, if any, of (a) the aggregate Capital Contributions made with respect to such Class D Unit over (b) the aggregate Distributions previously made with respect to such Class D Unit pursuant to Section 4.1(b)(v) and Section 4.1(c)(v).

"***Code***" means the United States Internal Revenue Code of 1986, as amended.

"***Company***" has the meaning set forth in the caption of this Agreement.

"***Confidential Information***" has the meaning set forth in Section 6.6(a).

"***Dawe***" means Frederick Dawe.

"***Deemed Liquidation Event***" means (i) a dissolution or liquidation of the Company pursuant to Article XII hereof or (ii) a Sale of the Company.

"***Director***" means a Person appointed to the Board pursuant to Section 5.3 hereof.

"***Distribution***" means each distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution, redemption, repurchase, or otherwise; *provided*, that none of the following shall be a Distribution: (i) any repurchase by the Company of any securities of the Company in connection with the termination of employment of any employee of the Company, (ii) any recapitalization or exchange of securities of the Company, and any subdivision (by Unit split or otherwise) or any combination (by reverse Unit split or otherwise) of any outstanding Units, or (iii) any repurchase of Units pursuant to any right of first refusal or similar repurchase right in favor of the Company.

"*Fair Market Value*" means, with respect to any asset or equity interest, its Fair Market Value determined according to Article XIII.

"*Family Group*" means, as to any Person, (i) such Person's Family Members, (ii) a trust under which distribution of Units may be mad e only to such Person and or any Family Member of such Person, (iii) a charitable remainder trust, the income from which will be paid to such Person or his Family Members during his life, (iv) a partnership, limited liability company or other entity wholly owned, directly or indirectly, by such Person or such Person's Family Members, and (v) such Person's estate, executors, administrators, testamentary trustees, legatees or beneficiaries.

"*Family Members*" means, as to any natural Person, such Person's spouse, parents, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such Persons.

"*Fiscal Year*" means the Company's annual accounting period established pursuant to Section 7.2.

"*GAAP*" means United States generally accepted accounting principles, consistently applied.

"*Galatia Films*" means Galatia Films, LLC, a limited liability company established and existing under the laws of the State of Georgia.

"*Galatia Films Default*" means (i) any material breach of the Production Services Agreement beyond the applicable notice and cure period, as determined by the Board in their sole discretion; (ii) the Production Services Agreement is terminated early for any reason; (iii) Galatia Films ceases to provide services to the Company in accordance with the Production Services Agreement; or (iv) the Head of Production appointed by Galatia Films for the Project is dismissed for cause.

"*Governmental Entity*" means the United States of America or any other nation, any state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government or any agency or department or subdivision of any governmental authority, including the United States federal government or any state or local government.

"*Indebtedness*" means at a particular time, without duplication, (i) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money, (ii) any indebtedness evidenced by any note, bond, debenture or other debt security, (iii) any indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables and other current liabilities incurred in the ordinary course of business which are not more than 120 days past due), (iv) any commitment by which a Person assures a creditor against loss (including contingent reimbursement obligations with respect to letters of credit), and (v) any credit or loan agreement or facility or other agreement, instrument or document evidencing, creating or relating to any of the foregoing.

"*Intellectual Property*" means all (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisionals, revisions, extensions, and reexaminations relating thereto; (b) trademarks, trade names, service marks, trade dress, logos, slogans, and all goodwill associated therewith, together with all applications, registrations, and renewals relating thereto; (c) works of authorship and mask works, all copyrights, and all applications, registrations, and renewals relating thereto; (d) trade secrets and other confidential or proprietary information (including ideas, research and development, know-how, formulas, compositions, processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, financial, marketing and business data, and business and marketing plans and proposals); (e) rights in Internet web sites or protocol addresses, Internet domain names and registration rights, uniform resource locators, related security passwords or codes, and copies and tangible embodiments of the foregoing (in whatever form or medium); and (f) and social media user names and related security passwords or codes.

"*Interest*" means the interest of a Member (and Assignee) in Profits, Losses, and Distributions.

"*IRS*" means the United States Internal Revenue Service.

"*Liens*" means any mortgage, pledge, security interest, encumbrance, lien, or charge of any kind (including, but not limited to, any conditional sale or other title retention agreement or lease in the nature thereof), any sale of receivables with recourse against the Company or any Affiliate thereof, any authorized filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar statute other than to reflect ownership by a third party of property leased to the Company or any Affiliate under a lease which is not in the nature of a conditional sale or title retention agreement, or any subordination arrangement in favor of another Person (other than any subordination arising in the ordinary course of business).

"*License and Creative Services Agreement*" means that certain License and Creative Services Agreement to be entered into in or around May 2019, between Infogalactic AG, as licensor and creative services provider, and the Company, as licensee and services recipient, as amended, restated, replaced, extended, renewed, supplemented or otherwise modified from time to time.

"*Loan*" means any Indebtedness relating to the Project that is issued by the Company, or by Galatia or a Galatia affiliate associated with the Project, as may be approved by the Company.

"*Loan Documents*" means, with respect to the Loan, any loan agreement, promissory note, document relating to any collateral or other operative agreement evidencing or governing such Indebtedness.

"*Losses*" means items of Company loss and deduction determined according to Section 3.2.

"*Majority in Interest*" means, with respect to Members holding Units of a particular class, Members holding a majority of the outstanding Units of that class.

"*Manager*" means the manager of the Company appointed in accordance with Section 5.1, who, for purposes of the Act, will be deemed a "manager" (as defined in the Act) but will be subject to the rights, obligations, limitations and duties set forth in this Agreement.

"*Member*" means each of the Persons listed on Schedule A attached hereto, and any Person admitted to the Company as a Substituted Member or Additional Member; but only for so long as such Person is shown on the Company's books and records as the owner of one or more Units.

"*Member Minimum Gain*" has the meaning set forth for "partner nonrecourse debt minimum gain" in Treasury Regulations Section 1.704-2(i)(2).

"***Minimum Gain***" means the partnership minimum gain determined pursuant to Treasury Regulations Section 1.704 2(d).

"***Officers***" means each individual designated as an officer of the Company to whom authority and duties have been delegated pursuant to Section 5.6, subject to any resolution of the Manager appointing such individual as an officer or relating to such appointment.

"***Partnership Representative***" shall have the meaning set forth in Section 8.3.

"***Percentage Interests***" shall mean, with respect to a Class A Member, Class B Member or Class C Member, a fraction (expressed as a percentage), (x) the numerator of which is the number of Class A Units, Class B Units and Class C Units held by such Member, and (y) the denominator of which the aggregate number of Class A Units, Class B Units and Class C Units held by all Members.

"***Permitted Transferee***" means (i) with respect to a Class A Member, Class C Member or Class D Member who is a natural person, to a member or members of his or her Family Group, and (iii) with respect to a Class A Member, Class C Member or Class D Member who is an entity, to its Affiliates or, in the event of the winding up of such Member, by a pro rata distribution to its equity holders in accordance with its constituent documents.

"***Person***" means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, any other business entity, or a Governmental Entity.

"***Production Services Agreement***" means that certain Production Services Agreement to be dated as of or around May 2019, by and between Galatia Films, as the production services provider, on the one hand, and the Company, as the film studio company, as amended, restated, replaced, extended, renewed, supplemented or otherwise modified from time to time.

"***Project***" means the film project based upon the script and intellectual property set forth in the License Agreement as developed and produced by Galatia Films and the Company pursuant to the Production Services Agreement.

"***Profits***" means items of Company income and gain determined according to Section 3.2.

"***Regulatory Allocations***" has the meaning set forth in Section 4.3(d).

"***Requisite Class A Members***" means a Majority in Interest of the Class A Members.

"***Requisite Class C Members***" means a Majority in Interest of the Class C Members.

"***Requisite Class D Members***" means a Majority in Interest of the Class D Members.

"***Sale of the Company***" means any (i) transaction or series of similar transactions (including by way of merger, consolidation, recapitalization, reorganization, sale of securities, sale, lease, transfer or other disposition of assets, or otherwise) pursuant to which Members of the Company immediately preceding such transaction own less than a majority of the voting power of the outstanding Interests of the Company or shares or interests of the surviving or acquiring entity, or (ii) a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company.

"**Securities**" means notes, stocks, bonds, debentures, evidences of indebtedness, certificates of interest or participation in any profit-sharing agreement, partnership interests, beneficial interests in trusts, collateral trust certificates, pre-organization certificates or subscriptions, transferable shares, investment contracts, voting trust certificates, certificates of deposit for securities, certificates of equity interests, notional principal contracts and certificates of interest or participation in, temporary or interim certificates for, receipts for or warrants or rights or options to subscribe to or purchase or sell any of the foregoing, and any other items commonly referred to as securities.

"**Securities Act**" means the Securities Act of 1933, as amended, and applicable rules and regulations thereunder, and any successor to such statute, rules, or regulations. Any reference herein to a specific section, rule, or regulation of the Securities Act shall be deemed to include any corresponding provisions of future law.

"**Substituted Member**" means a Person that is admitted as a Member to the Company pursuant to Section 10.1.

"**Tax**" or "**Taxes**" means any federal, state, local, or foreign income, gross receipts, franchise, estimated, alternative minimum, add on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee, or other withholding, or other tax, of any kind whatsoever, including any interest, penalties, or additions to tax or additional amounts in respect of the foregoing.

"**Taxable Year**" means the Company's Fiscal Year unless the Board determines otherwise in compliance with applicable laws.

"**Transfer**" means any sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest or other direct or indirect disposition or encumbrance of an interest (including by operation of law) or the rights thereof. The terms "**Transferee**," "**Transferred**," and other forms of the word "**Transfer**" shall have correlative meanings.

"**Treasury Regulations**" means the income tax regulations promulgated under the Code.

"**Unit**" means a unit of Interest of a Member or an Assignee in the Company representing a fractional part of the interests in the Profits, Losses and Distributions of the Company held by all Members and Assignees and shall include Class A Units, Class B Units, Class C Units and Class D Units; *provided*, that any class or group of Units issued shall have relative rights, powers, and duties set forth in this Agreement.

## ARTICLE II.
## ORGANIZATIONAL MATTERS

2.1 **Formation**. The Company was organized as a Delaware limited liability company by filing the Certificate with the Secretary of State of Delaware pursuant to the Act on January 28, 2019. The Members hereby agree to execute, file and record all such other certificates and documents, including amendments to the Certificate, and to do such other acts as may be appropriate to comply with all requirements for the formation, continuation and operation of a Delaware limited liability company, the ownership of property, and the conduct of business under the laws of the State of Delaware and any other jurisdiction in which the Company may own property or conduct business.

2.2     **Limited Liability Company Agreement**. This Agreement is intended to serve as the Company's "limited liability company agreement," as such term is defined in the Act. The Members hereby agree that during the term of the Company set forth in Section 2.6 the rights, powers and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and, subject to the express terms of this Agreement, the Act.

2.3     **Name**. The name of the Company shall be "Viral Films Media LLC." The Board, in its sole discretion, may change the name of the Company at any time and from time to time. Notification of any such change shall be given to all Members. The Company's business may be conducted under its name and/or any other name or names deemed advisable by the Board.

2.4     **Purpose**. The purpose and business of the Company shall be to engage in any lawful acts or activities for which limited liability companies may be organized under the Act and to engage in all activities necessary or incidental to the foregoing.

2.5     **Principal Office; Registered Office**. The principal office of the Company shall be located at such place as the Board may from time to time designate, and all business and activities of the Company shall be deemed to have occurred at its principal office. The Company may maintain offices at such other place or places as the Board deems advisable. Notification of any such change shall be given to all Members. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the office of the initial registered agent named in the Certificate or such other office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Delaware shall be the initial registered agent named in the Certificate or such other Person or Persons as the Board may designate from time to time in the manner provided by law.

2.6     **Term**. The term of the Company commenced upon the filing of the Certificate in accordance with the Act and shall continue in existence until termination and dissolution thereof in accordance with the provisions of Article XII.

2.7     **No State Law Partnership**. The Members intend that the Company not be a partnership (including, but not limited to, a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement (except for tax purposes as set forth in the next succeeding sentence of this Section 2.7), and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof shall be construed to suggest otherwise. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state or local income tax purposes, and that each Member and the Company shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment; *provided, however,* that the Board may in its sole discretion change the tax treatment of the Company, including to be taxed as a corporation.


**ARTICLE III.**
**UNITS; CAPITAL ACCOUNTS**


3.1     **Members; Capital Contributions**.

(a)     Issuance of Units. Upon the execution of this Agreement by the Members, the Class C Member shall make a Capital Contribution of US$10.00 in cash in exchange for 34,082 Class C Units, and the Class D Member shall make a Capital Contribution of US$10.00 in cash in exchange for 500,000 Class D Units. From time to time, (i) the Class A Members shall make Capital Contributions in cash in exchange for Class A Units, at a price of US$0.50 per Class A Unit;

*provided*, aggregate Capital Contributions made by the Class A Members shall initially not exceed US$300,000 and the Company shall initially not issue more than 600,000 Class A Units to the Class A Members, and (ii) the Class B Members shall make Capital Contributions in cash in exchange for Class B Units, at a price of US$1.00 per Class B Unit; *provided*, aggregate Capital Contributions made by the Class B Members shall initially not exceed US$1,570,000 and the Company shall initially not issue more than 1,570,000 Class B Units to the Class B Members. The Company may issue fractional Units. The ownership by a Member of Class A Units, Class B Units, Class C Units or Class D Units shall entitle such Member to allocations of Profits and Losses and Distributions of cash and other property as set forth in Article IV hereof. The ownership of Units of this Agreement is as set forth on Schedule A attached hereto.

(b)    Capital Account of Members. Each Class A Member and Class B Member will have a Capital Account equal to the Capital Contribution paid by such Class A Member or Class B Member in accordance with Section 3.1(a) and the Class C Member and Class D Member will have Capital Accounts determined in accordance with the terms of this Agreement. The Company and each Member shall file all tax returns, including any schedules thereto, in a manner consistent with such Capital Accounts. Each Person listed on Schedule A upon his, her or its execution of this Agreement or a counterpart thereto is hereby admitted to the Company as a Member of the Company. Each Member's Interest in the Company, including such Member's interest in Profits, Losses and Distributions of the Company and the right to vote on certain matters, if any, as provided in this Agreement, shall be represented by the Units owned by such Member.

(c)    Additional Capital Contributions. No Member shall be required to contribute any capital to the Company, and no Member shall have a personal liability for any obligation of the Company.

(d)    Right to Issue Additional Units. The Company may issue additional Class A Units, Class B Units, Class C Units and Class D Units on terms and conditions determined by the Board. In addition, the Company may issue additional classes or subclasses of Units, with rights, obligations and/or privileges that are different from the rights, obligations and/or privileges applicable to the Class A Units, Class B Units, Class C Units and Class D Units or any other classes of Units offered by the Company. The Company, without prior notice to or consent from any Member, may cease offering any class of Units at any time.

3.2    **Capital Accounts**.

(a)    The Company shall maintain a separate Capital Account for each Member according to the rules of Treasury Regulations Section 1.704-l(b)(2)(iv). For this purpose, the Company may (in the discretion of the Manager), upon the occurrence of the events specified in Treasury Regulations Section 1.704-l(b)(2)(iv)(f) increase or decrease the Capital Accounts in accordance with the rules of such regulation and Treasury Regulations Section 1.704-l(b)(2)(iv)(g) and (h)(2) to reflect a revaluation of Company property, which adjustment shall be made in a manner consistent with Proposed Treasury Regulation Section 1.704-1(b)(2)(iv)(s)). Without limiting the foregoing, each Member's Capital Account shall be adjusted:

(i)    by adding any additional Capital Contributions made by such Member in consideration for the issuance of Units;

(ii)    by deducting any amounts paid to such Member in connection with the redemption or other repurchase by the Company of Units;

(iii)    by adding any Profits allocated to such Member and subtracting any Losses allocated to such Member;

(iv)    by deducting any cash or the Fair Market Value of other assets distributed to such Member by the Company on Units;

(v)    by any other adjustments in accordance with the other capital account maintenance rules of Treasury Regulations Section 1.704-l(b)(2)(iv).

(b)    For purposes of computing the amount of any item of Company income, gain, loss, or deduction to be allocated pursuant to <u>Article IV</u> and to be reflected in the Capital Accounts, the determination, recognition, and classification of any such item shall be the same as its determination, recognition and classification for federal income tax purposes (including any method of depreciation, cost recovery or amortization used for this purpose); *provided*, that:

(i)    The computation of all items of income, gain, loss and deduction shall include those items described in Code Section 705(a)(1)(B) or Code Section 705(a)(2)(B) and Treasury Regulations Section 1.704-l(b)(2)(iv)(i), without regard to the fact that such items are not includable in gross income or are not deductible for federal income tax purposes.

(ii)    If the Book Value of any Company property is adjusted pursuant to Treasury Regulations Section 1.704-l(b)(2)(iv)(e) or (f), the amount of such adjustment shall be taken into account as gain or loss from the disposition of such property.

(iii)    Items of income, gain, loss or deduction attributable to the disposition of Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the Book Value of such property.

(iv)    Items of depreciation, amortization and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted basis for tax purposes shall be computed by reference to the property's Book Value in accordance with Treasury Regulations Section 1.704-l(b)(2)(iv)(g).

(v)    To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Sections 732(d), 734(b) or 743(b) is required, pursuant to Treasury Regulations Section 1.704-l(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

(vi)    Where Section 704(c) of the Code applies to Company property or where Company property is permitted to be revalued pursuant to paragraph (b)(2)(iv)(f) of Section 1.704-1 of the Treasury Regulations, each Member's Capital Account shall be adjusted in accordance with paragraph (b)(2)(iv)(f) and (b)(2)(iv)(g) of Section 1.704-1 of the Treasury Regulations.

3.3    **Negative Capital Accounts**. No Member shall be required to pay to any other Member, the Company or any other Person any deficit or negative balance which may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).

3.4     **No Withdrawal**. No Person shall be entitled to withdraw any part of such Person's Capital Contributions or Capital Account or to receive any Distribution from the Company, except as expressly provided herein or in the other agreements referred to herein.

3.5     **Loans From Members**. Loans by Members to the Company shall not be considered Capital Contributions. If any Member shall loan funds to the Company, the making of such loans shall not result in any increase in the amount of the Capital Account of such Member. The amount of any such loans shall be a debt of the Company to such Member and shall be payable or collectible in accordance with the terms and conditions upon which such loans are made.

## ARTICLE IV.
## DISTRIBUTIONS AND ALLOCATIONS

4.1     **Distributions**.

(a)     Distribution Policy. Except as otherwise set forth in this Section 4.1 and subject to the Act, the Company shall make Distributions at any time or from time to time as approved by the Board.

(b)     Distributions Prior to a Deemed Liquidation Event. Any Distributions not made in connection with a Deemed Liquidation Event shall be allocated among the Members as follows:

(i)     *first*, 100% to the Class A Members, until the Class A Premium is equal to zero;

(ii)     *second*, 100% to the Class B Members, until the Class B Premium is equal to zero;

(iii)     *third*, 100% to the Class A Members, until the Class A Unreturned Contributions are equal to zero;

(iv)     *fourth*, 100% to the Class B Members, until the Class B Unreturned Contributions are equal to zero;

(v)     *fifth,* 100% to the Class C Member, until the Class C Unreturned Contributions are equal to zero

(vi)     *sixth*, 100% to the Class D Member, until the Class D Unreturned Contributions are equal to zero;

(vii)     *thereafter*, 100.0% to the holders of Class A Units, Class B Units and Class C Units (ratably based on their Percentage Interests).

Notwithstanding the foregoing, upon the death of Dawe, or Dawe's resignation or removal from the Board, the Class C Units shall be immediately and automatically cancelled, and the foregoing clause (vi) shall instead read as follows: *thereafter*, 100.0% to the holders of Class A Units and Class B Units (ratably based on their Percentage Interests).

(c)     Distributions Upon a Deemed Liquidation Event. Any Distributions made upon the occurrence of and following a Deemed Liquidation Event shall be allocated among the Members as follows:

(i)    *first*, 100% to the Class A Members, until the Class A Premium is equal to zero;

(ii)    *second*, 100% to the Class B Members, until the Class B Premium is equal to zero;

(iii)    *third*, 100% to the Class A Members, until the Class A Unreturned Contributions are equal to zero;

(iv)    *fourth*, 100% to the Class B Members, until the Class B Unreturned Contributions are equal to zero;

(v)    *fifth*, 100% to the Class C Member, until the Class C Unreturned Contributions are equal to zero

(vi)    *sixth*, 100% to the Class D Member, until the Class D Unreturned Contributions are equal to zero;

(vii)    *thereafter*, 100.0% to the holders of Class A Units, Class B Units and Class C Units (ratably based on their Percentage Interests).

Notwithstanding the foregoing, upon the death of Dawe, or Dawe's resignation or removal from the Board, the Class C Units shall be immediately and automatically cancelled, and the foregoing clause (vi) shall instead read as follows: *thereafter*, 100.0% to the holders of Class A Units and Class B Units (ratably based on their Percentage Interests).

(d)    Tax Distributions. Notwithstanding anything contained herein to the contrary but subject to the Act, the Company will endeavor to distribute to the Members cash Distributions from the Company (after taking into account any other Distributions pursuant to this Section 4.1 received by them in respect of such fiscal year) in amounts sufficient to enable the Members to discharge any federal, state and local tax liability (excluding penalties) arising as a result of the allocations of taxable income to such Members, determined by assuming the applicability of the highest combined effective marginal federal, state and local income tax rates applicable to an individual resident in Atlanta, Georgia (or, if higher, applicable to corporations doing business in Atlanta, Georgia). The amount of such tax liability shall be calculated taking into account (i) the amount of net cumulative tax loss previously allocated to the Members in prior fiscal years not previously considered and having served to reduce taxable income for the purpose of making distributions under this Section 4.1(d), (ii) the character of any income or gain and the income tax rates applicable thereto, (iii) any limitations on the ability to fully deduct items of loss and deduction for federal, state or local income tax purposes (including, without limitation, and such limitations imposed under Sections 67 or 68 of the Code) and (iv) any liability for Medicare contributions tax imposed under Section 1411 of the Code. The calculation shall be made on the assumption that taxable income or tax loss from the Company with respect to any allocation of taxable income or tax loss is the Member's only taxable income or tax loss. Any Distributions to be made pursuant to this Section 4.1(d) shall be allocated among the Members in proportion to their respective assumed tax liability rather than in accordance with Section 4.1(b), and shall be considered an advance against the next future Distributions in accordance with Section 4.1(a) and Section 4.1(b), as applicable, to each such Member and shall offset such next future Distributions.

(e)    Persons Receiving Distributions. Each Distribution shall be made to the Persons shown on the Company's books and records as Members as of the date of such Distribution;

*provided*, *however*, that any transferor and transferee of Units may mutually agree as to which of them should receive payment of any Distribution under Section 4.1.

4.2     **Allocations**. Except as otherwise provided in Section 4.3, Profits and Losses for any Fiscal Year shall be allocated among the Members in such a manner that, as of the end of such Fiscal Year, the Capital Account of each Member, after taking into account such allocation as well as allocations pursuant to Sections 4.3(a) and 4.3(b), shall be equal to (a) an amount to which such Member would be entitled if the Company were to liquidate the assets of the Company for an amount equal to their Book Value and distribute the proceeds of liquidation pursuant to Section 12.2, minus (b) the sum of such Member's share of (i) Minimum Gain (as determined in accordance with Treasury Regulations Sections 1.704-2(d) and (g)(3) and (ii) Member Minimum Gain (as determined in accordance with Treasury Regulations Section 1.704-2(i)). Except as provided in Section 4.3, for each Fiscal Year, allocations of each item of gain and income among Profits will be made proportionately among the Members pursuant to their total allocations of Profits, and allocations of each item of loss and deduction will be made proportionately among the Members pursuant to their total allocations of Losses.

4.3     **Special Allocations**.

(a)     Losses attributable to partner nonrecourse debt (as defined in Treasury Regulations Section 1.704-2(b)(4)) shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). If there is a net decrease during a Fiscal Year in partner nonrecourse debt minimum gain (as defined in Treasury Regulations Section 1.704-2(i)(3)), Profits for such Fiscal year (and, if necessary, for subsequent Fiscal Years) shall be allocated to the Members in the amounts and of such character as determined according to, and subject to the exceptions contained in, Treasury Regulations Section 1.704-2(i)(4).

(b)     If there is a net decrease in Minimum Gain during any Fiscal Year, each Member shall be allocated Profits for such Fiscal Year (and, if necessary, for subsequent Fiscal Years) in the amounts and of such character as determined according to, and subject to the exceptions contained in, Treasury Regulations Section 1.704-2(f). This Section 4.3(b) is intended to be a minimum gain chargeback provision that complies with the requirements of Treasury Regulations Section 1.704-2(f), and shall be interpreted in a manner consistent therewith.

(c)     If any Member that unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulations Section 1.704-l(b)(2)(ii)(d)(4), (5) and (6) has an Adjusted Capital Account Deficit as of the end of any Taxable Year, computed after the application of Section 4.3(c) but before the application of any other provision of this Article IV, then Profits for such Taxable Year shall be allocated to such Member in proportion to, and to the extent of, such Adjusted Capital Account Deficit. This Section 4.3(c) is intended to be a qualified income offset provision as described in Treasury Regulations Section 1.704-l(b)(2)(ii)(d) and shall be interpreted in a manner consistent therewith.

(d)     The allocations set forth in Sections 4.3(a)-(c) (the "***Regulatory Allocations***") are intended to comply with certain requirements of Sections 1.704-1(b) and 1.704-2 of the Treasury Regulations. The Regulatory Allocations may not be consistent with the manner in which the Members intend to allocate Profit and Loss of the Company or make Company distributions. Accordingly, notwithstanding the other provisions of this Article IV, but subject to the Regulatory Allocations, income, gain, deduction, and loss shall be reallocated among the Members so as to eliminate the effect of the Regulatory Allocations and thereby cause the respective Capital Accounts of the Members to be in the amounts (or as close thereto as possible) they would have been if Profit and Loss (and such other items of income, gain, deduction, and loss) had been allocated without reference to the Regulatory Allocations. In general, the Members anticipate that this will be accomplished by specially allocating other Profit and Loss (and such other items of income, gain, deduction, and loss) among the Members so that the net amount of the Regulatory Allocations and such special allocations to each such Member is zero.

(e)     In the event it is finally determined that any Member realized taxable income from compensation for services in connection with the issuance of Units to such Member in accordance with the terms of this Agreement where the Units were intended to constitute profits interests for income tax purposes, the Company shall specifically allocate to such Member the corresponding Company compensation deduction, if consistent with the Code and Treasury Regulations.

4.4     **Tax Allocations**.

(a)     The income, gains, losses, deductions and credits of the Company will be allocated, for federal, state and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, deductions and credits among the Members for computing their Capital Accounts; except that, if any such allocation is not permitted by the Code or other applicable law, then the Company's subsequent income, gains, losses, deductions and credits will be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(b)     Items of Company taxable income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value pursuant to an acceptable method under the Treasury Regulations.

(c)     If the Book Value of any Company asset is adjusted pursuant to the requirements of Treasury Regulations Section 1.704-l(b)(2)(iv)(e) or (f) subsequent allocations of items of taxable income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)     Allocations of tax credits, tax credit recapture and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Board taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)     Allocations pursuant to this Section 4.4 are solely for purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or Unit of Profits, Losses, Distributions or other Company items pursuant to any provision of this Agreement.

4.5     **Indemnification and Reimbursement for Payments on Behalf of a Member**. If the Company is required by law to make any payment that is specifically attributable to a Member or a Member's status as such (including federal withholding taxes, state personal property taxes, and state unincorporated business taxes), including without limitation in connection with any sale of a Member's interest in the Company in whole or part, then such Member shall indemnify the Company in full for the entire amount paid (including interest, penalties and related expenses). The Company shall have the right to withhold or deduct any Taxes it is required by law to withhold or deduct from any Distributions or items of Profits or taxable income payable or allocable to a Member, and at its option, the Company may treat any amounts withheld or deducted by the Company or paid by the Company on behalf of a Member pursuant to this Section 4.5 as Distributions to such Member pursuant to Sections 4.1(b). The Company may pursue and enforce all rights and remedies it may have against each Member under this Section 4.5, including instituting a lawsuit to collect such indemnification and contribution with interest calculated at a rate equal to 10% per annum, compounded as of the last day of each year (but not in excess of the highest rate per annum permitted by law). No obligations of a Member under this Section 4.5 and no actions taken by the Company pursuant to this Section 4.5 shall have any effect on any Member's ownership percentage of the Company.

## ARTICLE V.
## MANAGER, DIRECTORS AND OFFICERS

5.1     **Management by the Manager**.

(a)     Authority of the Manager. Subject to the provisions of this Agreement, including the provisions of Section 5.1(b), the Manager shall be responsible for the implementation of decisions of the Company and for conducting the ordinary and usual business and affairs of the Company and shall have the power and authority on behalf of, and in the name of, the Company to carry out any and all objectives and purposes of the Company, and to perform all acts and to enter into and perform all contracts and undertakings that he may deem necessary or advisable or incidental thereto. The Manager shall have the authority to take any action, or execute any document or instrument of any type, on behalf of, or in the name of, the Company; *provided*, *however*, that such action or execution is within the scope of the Manager's authority pursuant to the provisions of this Agreement. The acts of the Manager shall bind the Company when within the scope of the Manager's authority. The initial Manager of the Company shall be [Donald Amason]. The Manager shall have express authority to make any election under Code Sections 161(k) or 181, subject only to any express action otherwise take by the Board.

(b)     Limitations on Authority of the Manager. Notwithstanding the foregoing, the Manager shall not cause or permit the Company to, without the approval of the Board:

(i)     make any loan or advance to, or own any stock or other securities of, any corporation, partnership, or other entity;

(ii)     make any loan or advance to any Person, including, any employee or director, except advances and similar expenditures for travel and business expenses in the ordinary course of business approved by the Manager;

(iii)     guarantee the Indebtedness of any other Person except for the Loan and trade accounts of the Company arising in the ordinary course of business;

(iv)     incur aggregate Indebtedness in excess of US$100,000;

(v)     hire, fire, or change the compensation or benefits of the Manager;

(vi)     change the principal businesses of the Company, enter new lines of business or exit existing lines of business;

(vii)     enter into any contractual obligation or other agreement or instrument, written or oral, that is binding upon the Company for an aggregate amount exceeding US$25,000;

(viii)   sell, assign, license, pledge or encumber material technology or Intellectual Property, other than licenses granted in the ordinary course of business;

(ix)   enter into any corporate strategic relationship involving the payment, contribution or assignment by the Company of assets greater than US$100,000; or

(x)   authorize or make Distributions to Members, other than tax distributions pursuant to Section 4.1(d).]

(c)   Removal or Replacement of Manager. The Manager may be removed by the Board for cause, by notice given from the Board to the Manager specifying in reasonable detail the cause that has occurred ("**Removal Notice**") and the Manager's failure to remedy the actions constituting the occurrence of cause specified in the Removal Notice within 15 days of receipt thereof. Upon the death, resignation or removal for cause of the Manager, the Manager (or his estate, executors, administrators, testamentary trustees, legatees or beneficiaries) shall retain his interest in the Company as a Member, subject to the provisions of Section 9.8, and the Board shall be authorized to appoint a replacement Manager.

5.2   **Board of Directors**

(a)   Establishment and Authority of the Board. The Company hereby establishes a board of directors (the "**Board**") that shall monitor the activities of the Company and shall have (i) authority over all decisions relating to the issuance of Units, (ii) authority with respect to the appointment or removal of the Manager, as provided in Section 5.1(c), and (iii) such other authority as is assigned to the Board pursuant to this Agreement.

(b)   Actions. The Board may act by resolutions adopted at a meeting and by written consents pursuant to Section 5.4.

(c)   Other Activities of Directors. Except as specifically provided in this Agreement or any employment, consulting or similar agreement between the Company and a Director or Member, it is understood and agreed that: (i) a Director shall not, as a result of being a Director, be required to manage the Company as his sole and exclusive function and he and his Affiliates may engage in or possess any interests in business ventures and may engage in other activities of every kind and description independently or with others in addition to those relating to the Company that is not competitive with the business of the Company; (ii) none of the Directors or any of their respective Affiliates shall have any obligation or responsibility to refer any investments or other business opportunities or activities to the Company or any Member; and (iii) each Director, Member and any officer, director or employee of any Member or its Affiliates may act as a director of any corporation, trustee of any trust, partner of any partnership or administrative officer of any business entity, and may receive compensation for service as a director, employee, advisor, consultant or manager with respect to, and participate in profits derived from, investments in or of any such corporation, trust, partnership or other business entity. Neither the Company nor any Member shall have any rights by virtue of this Agreement in or to any other business ventures or activities of any other Member, any Director or any of their respective Affiliates, agents, officers, directors or employees or to the income or proceeds derived therefrom.

5.3    **Composition of the Board of Directors**.

(a)    <u>Number</u>. The number of Directors on the Board shall be established at three; *provided*, the number of Directors may be increased to five with the approval of (i) the Requisite Class A Members, (ii) the Requisite Class C Members, and (iii) the Requisite Class D Members.

(b)    <u>Composition</u>.

(i)    If the number of Directors is three, the Board shall be comprised of (A) one Director designated by the Requisite Class A Members; (B) one Director designated by the Requisite Class C Members; and (C) one Director designated by the Requisite Class D Members. If the number of Directors is five, the Board shall be comprised of (W) one Director designated by Requisite Class A Members; (X) one Director designated by the Requisite Class C Members; (Y) one Director mutually designated by (1) the Requisite Class A Members, and (2) the Requisite Class C Members; and (Z) two Directors designated by the Requisite Class D Members.

(ii)    The removal from the Board (with or without cause) of any Director designated pursuant to <u>Section 5.3(b)(i)</u> shall be upon (and only upon) the written request of the Person or Persons authorized to designate such person thereunder.

(iii)    In the event that any representative designated hereunder for any reason ceases to serve as a member of the Board during his term of office, the resulting vacancy on the Board shall be filled by a representative designated by the Persons originally entitled to designate such Director pursuant to <u>Section 5.3(b)(i)</u> above.

(iv)    The provisions of this <u>Section 5.3(b)</u> shall terminate upon the consummation of a Sale of the Company.

(c)    <u>Term</u>. Members of the Board shall serve until their resignation, death or removal or the election of their successors in accordance with the terms hereof. Members of the Board need not be Members and need not be residents of the State of Delaware. A member of the Board may resign as such by delivering his, her or its written resignation to the Company at the Company's principal office addressed to the Board. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

(d)    <u>Vacancies</u>. A vacancy on the Board because of resignation, death or removal of a Director will be filled by the Person or Persons entitled to appoint such Director pursuant to the terms of <u>Section 5.3(b)(i)</u> above. If any Person or Persons fail to appoint a Director pursuant to the terms of <u>Section 5.3(b)(i)</u> above, such position on the Board shall remain vacant until such Person or Persons exercise their right to appoint a Director as provided hereunder. Newly created positions on the Board resulting from any increase in the authorized number of Directors may be filled by unanimous consent of the Directors then on the Board at the time of the creation of such position. Each Director so chosen shall hold office until a successor is duly elected and qualified or until his or her earlier death, resignation or removal as herein provided.

(e)    <u>Reimbursement</u>. The Company shall pay all reasonable out-of-pocket costs and expenses incurred by each Director incurred in the course of his or her service hereunder, including in connection with attending regular and special meetings of the Board.

(f)    Compensation of Directors. Except to the extent approved by the unanimous action of the Board, the Directors shall receive no compensation for serving in such capacity.

(g)    Agreement to Vote. It is agreed that each Member and any other Person purchasing or succeeding to any Interests in the Company shall collectively and severally vote the respective Units held by him, her or it and shall undertake or cause to be undertaken any and all of the actions necessary, whether as a Director, Member, officer or employee of the Company, so as to provide for the composition of the Board as described in this Section 5.3 above.

(h)    Reliance by Third Parties. Any Person dealing with the Company, other than a Member, may rely on the authority of the Board (or any Officer authorized by the Manager) in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement. Every agreement, instrument or document executed by the Board (or any Officer authorized by the Board) in the name of the Company with respect to any business or property of the Company shall be conclusive evidence in favor of any Person relying thereon or claiming thereunder that (i) at the time of the execution or delivery thereof, this Agreement was in full force and effect, (ii) such agreement, instrument or document was duly executed according to this Agreement and is binding upon the Company, and (iii) the Board or such Officer was duly authorized and empowered to execute and deliver such agreement, instrument or document for and on behalf of the Company. [The Board shall elect a chairman (the "*Chairman*") to preside and lead over each meeting of the Board. The Chairman shall not have any super- or special rights with respect to votes cast at any Board meeting.]

5.4    **Board Actions; Meetings**.

(a)    Quorum; Voting. The presence of Directors having the right to cast not less than 66% (the "*Quorum Percentage*") of the votes that all members in office of the Board may cast shall be necessary to constitute a quorum for the transaction of business of the Board; *provided*, if the number of Directors on the Board is increased to five in accordance with Section 5.3(a), then the Quorum Percentage shall be increased to 80%. Except as otherwise provided in this Agreement, an affirmative vote of a majority of the votes held by the Directors present at a meeting of the Board at which a quorum is present shall be the act of the Board. Each Director shall have one vote on all matters submitted to the Board. A Director who is present at a meeting of the Board at which action on any matter is taken shall be presumed to have assented to the action unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as secretary of the meeting before the adjournment thereof or shall deliver such dissent to the Company immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

(b)    Place; Attendance. Meetings of the Board may be held at such place or places as shall be determined from time to time by resolution of the Board. At all meetings of the Board, business shall be transacted in such order as shall from time to time be determined by resolution of the Board. Attendance of a Director at a meeting shall constitute a waiver of notice of such meeting, except where a Director attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not validly called or convened.

(c)    Meeting In Connection With Member Meeting. In connection with any meeting of Members at which Directors are elected or designated, the Directors may, if a quorum is present, hold a meeting for the transaction of business immediately after and at the same place as such meeting of the Members. Notice of such meeting at such time and place shall not be required.

(d)     Meetings. Regular meetings of the Board shall be held at such times and places as shall be designated from time to time by resolution of the Board, but no less than once per calendar quarter. Special meetings of the Board may be called by any Director on at least three Business Days' notice to each other Director. Such notice shall state the purpose or purposes of, and the business to be transacted at, such meeting.

(e)     Action by Written Consent or Telephone Conference. Any action permitted or required by the Act, the Certificate, or this Agreement to be taken at a meeting of the Board may be taken without a meeting if a consent in writing, setting forth the action to be taken, is signed by all of the Directors. Such written consent shall have the same force and effect as a vote at a meeting and may be stated as such in any document or instrument filed with the Secretary of State of Delaware, and the execution of such consent shall constitute attendance or presence in person at a meeting of the Board. Subject to the requirements of the Act, the Certificate, or this Agreement for notice of meetings, unless otherwise restricted by the Certificate, the Directors may participate in and hold a meeting of the Board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not validly called or convened.

5.5     **Third Party Reliance**. Any Person dealing with the Company, other than a Member, may rely on the authority of any Officer in taking any action in the name of the Company without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement.

5.6     **Officers**.

(a)     Designation and Appointment. The Manager may (but need not), from time to time, designate and appoint one or more persons as an Officer of the Company. No Officer need be a resident of the State of Delaware, a Manager, Member or Director. Any Officers so designated shall have such authority and perform such duties as the Board may, from time to time delegate to them in writing. The Board may assign titles to particular Officers. Each Officer shall hold office until such Officer's successor shall be duly designated and shall qualify or until such Officer's death or until such Officer shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same individual. The salaries or other compensation, if any, of the Officers and agents of the Company shall be fixed from time to time by the Manager.

(b)     Resignation. Any Officer (subject to any contract rights available to the Company, if applicable) may resign as such at any time. Such resignation shall be made in writing and shall take effect at the time specified therein, or if no time be specified, at the time of its receipt by the Board. The acceptance of a resignation shall not be necessary to make it effective, unless expressly so provided in the resignation. Any Officer may be removed as such, either with or without cause, by the Manager whenever in his judgment the best interests of the Company shall be served thereby; *provided*, *however*, that such removal shall be without prejudice to the contract rights, if any, of the individual so removed. Designation of an Officer shall not of itself create contract rights. Any vacancy occurring in any office of the Company may be filled by the Manager.

(c)     Duties of Officers; Generally. The Officers, in the performance of their duties as such, shall owe to the Company and the Members duties of loyalty and due care of the type and to the extent owed by the officers of a corporation to such corporation and its stockholders under the laws of the State of Delaware.

5.7 **Limitation of Liability**.

(a)      Waiver of Liability. Except as otherwise provided herein or in any agreement entered into by such Person and the Company and to the maximum extent permitted by the Act, no present or former Manager, Director or Officer nor any Affiliate, employee, agent or representative of any such Person (each, a "***Released Person***") shall be liable to the Company or to any Member for any act or omission performed or omitted by a Released Person in such capacity; *provided*, that except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to such Released Person's willful misconduct or bad faith or constitutes a violation of the implied contractual covenant of good faith and fair dealing, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected). Each Released Person shall be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by such Released Person in good faith reliance on such advice shall in no event subject such Released Person to liability to the Company or any Member.

(b)      Board and Manager Discretion. Whenever in this Agreement or any other agreement contemplated herein or to which the Company is a party the Manager or the Board is permitted or required to take any action or to make a decision or determination, the Manager or the Board, as applicable, shall take such action or make such decision or determination in its sole discretion, unless another standard is expressly set forth herein or therein. Whenever in this Agreement or any other agreement contemplated herein the Manager or the Board is permitted or required to take any action or to make a decision or determination in its "sole discretion" or "discretion," with "complete discretion" or under a grant of similar authority or latitude, each Director shall be entitled to consider such interests and factors as the Manager or such Director desires (including, without limitation, the interests of the Manager, such Director or their respective Affiliates).

(c)      Good Faith and Other Standards. Whenever in this Agreement or any other agreement contemplated herein or to which the Company is a party the Manager or the Board is permitted or required to take any action or to make a decision or determination in its "good faith", the Manager and each Director shall act under such express standard and, to the extent permitted by applicable law, shall not be subject to any other or different standards except as imposed by this Agreement or any other agreement to which the Company is a party.

(d)      Limitation of Duties; Conflict of Interest. To the maximum extent permitted by applicable law, the Company and each Member hereby waives any claim or cause of action against the Manager, each Director and each Member and their respective Affiliates, employees, agents and representatives for any breach of any fiduciary duty to the Company or its Members by any such Person, including, without limitation, as may result from a conflict of interest between the Company or its Members and such Person or otherwise; *provided*, that except as otherwise provided herein, such limitation of liability shall not apply to the extent the act or omission was attributable to such Person's willful misconduct or bad faith or constitutes a violation of the implied contractual covenant of good faith and fair dealing, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected). Each Member acknowledges and agrees that in the event of any such conflict of interest, each such Person may, in the absence of bad faith, act in the best interests of such Person or its Affiliates, employees, agents and representatives (subject to the limitations set forth above). None of the Manager, the Directors or the Members (other than any Member in its capacity as an Officer or as an employee of the Company) shall be obligated to recommend or take any action in its capacity as the Manager, a Director or Member that prefers the interests of the Company or its Members over the interests of such Person or its Affiliates, employees, agents or representatives, and each of the Company and each Member hereby waives the fiduciary duty, if any, of such Person to the Company and/or its Members, including, without limitation, in the event of any such conflict of interest or otherwise; *provided*, that with respect to actions or omissions by the Manager or a Director, such waiver shall not apply to the extent the act or omission was attributable to the Manager's or such Director's willful misconduct or bad faith or a violation of the implied contractual covenant of good faith and fair dealing, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected).

(e)     Effect on Employment Agreements. This Section 5.7 shall not in any way affect, limit or modify any Person's liabilities, obligations, duties or responsibilities under any employment agreement, consulting agreement, management agreement, confidentiality agreement, non-competition agreement, non-solicitation agreement or any similar agreement with the Company.

5.8     **Indemnification**.

(a)     Generally. Subject to Section 4.5, the Company hereby agrees to indemnify and hold harmless any Person (each an "***Indemnified Person***") to the fullest extent permitted under the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Company is providing immediately prior to such amendment, substitution or replacement), against all expenses, liabilities and losses (including attorney fees, judgments, fines, excise taxes or penalties) reasonably incurred or suffered by such Person (or one or more of such Person's Affiliates) by reason of the fact that such Person is or was a Member or is or was serving as the Manager or as a Director, Officer, principal, employee, agent or representative of the Company; *provided*, that no Indemnified Person shall be indemnified for any expenses, liabilities and losses suffered that are attributable to actions or omissions by an Indemnified Person or its Affiliates to the extent the act or omission was attributable to such Indemnified Person's or its Affiliates' (excluding, for purposes hereof, the Company's) willful misconduct or bad faith or constitutes a violation of the implied contractual covenant of good faith and fair dealing, in each case as determined by a final judgment, order or decree of an arbitrator or a court of competent jurisdiction (which is not appealable or with respect to which the time for appeal therefrom has expired and no appeal has been perfected) or for any present or future breaches of any representations, warranties or covenants by such Indemnified Person or its Affiliates' (excluding, for purposes hereof, the Company's), employees, agents or representatives contained herein or in any other agreement with the Company; *provided*, *further*, that no Person shall be entitled to indemnification hereunder with respect to a suit or proceeding initiated by such Person or with respect to a proceeding between such Person on the one hand and the Company on the other.

(b)     Advance Payment of Expenses. Expenses, including reasonable attorneys' fees and expenses, incurred by any present or former Manager in defending a suit or proceeding (but not a proceeding initiated by such Indemnified Person, other than a suit or proceeding to enforce such Indemnified Person's rights under this Section 5.8) for which indemnification is available under this Section 5.8 shall be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon receipt by the Board of an undertaking by or on behalf of such Manager to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company. Expenses, including reasonable attorneys' fees and expenses, incurred by any Indemnified Person other than a Manager in defending a suit or proceeding (but not a proceeding initiated by such Indemnified Person, other than a suit or proceeding to enforce such Indemnified Person's rights under this Section 5.8) for which indemnification is available under this Section 5.8 may be paid by the Company in advance of the final disposition of such proceeding, including any appeal therefrom, upon approval of the Board and receipt of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company.

(c)        Nonexclusivity of Rights. The right to indemnification and the advancement of expenses conferred in this Section 5.8 shall not be exclusive of any other right which any Person may have or hereafter acquire under any statute, agreement, law, vote of the Board or otherwise.

(d)        Insurance. The Company may maintain, at its expense, directors' and officers' insurance in amounts determined by the Board to protect any Indemnified Person against any expense, liability or loss described in Section 5.8(a) above whether or not the Company would have the power to indemnify such Indemnified Person against such expense, liability or loss under the provisions of this Section 5.8.

(e)        Limitation. Notwithstanding anything contained herein to the contrary (including in this Section 5.8), any indemnity by the Company relating to the matters covered in this Section 5.8 shall be provided out of and to the extent of Company assets only, and no Member (unless such Member otherwise agrees in writing or is found in a final decision by a court of competent jurisdiction to have personal liability on account thereof) shall have personal liability on account thereof or shall be required to make additional Capital Contributions to help satisfy such indemnity of the Company (except as expressly provided herein).

(f)        Savings Clause. If this Section 5.8 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Indemnified Person pursuant to this Section 5.8 to the fullest extent permitted by applicable law and to the fullest extent permitted by any applicable portion of this Section 5.8 that shall not have been invalidated.

**ARTICLE VI.**
**CERTAIN RIGHTS, COVENANTS AND OBLIGATIONS**

6.1     **Certain Affirmative Covenants**. The Company covenants with the Members to:

(a)        pay and discharge when payable all taxes, assessments and governmental charges imposed upon its properties or upon the income or profits therefrom (in each case before the same becomes delinquent and before penalties accrue thereon) and all claims for labor, materials or supplies, unless and to the extent that the same are being contested in good faith and by appropriate proceedings and adequate reserves (as determined in accordance with GAAP) have been established on its books and financial statements with respect thereto;

(b)        comply, in all material respects, with all applicable laws, rules and regulations of all Governmental Entities; and

(c)      maintain true books and records of account in which full and correct entries will be made of all its business transactions pursuant to a system of accounting established and administered in accordance with generally accepted accounting principles consistently applied (except as noted therein) and will set aside on its books all such proper accruals and reserves as shall be required under generally accepted accounting principles consistently applied.

6.2      **Limitation of Liability**. Except as otherwise provided by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member (including the Manager or any Director) shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or acting as a Member, Manager or Director of the Company, other than such Member's obligation to make Capital Contributions to the Company pursuant to the terms and conditions hereof. Except as otherwise provided in this Agreement, a Member's liability (in its capacity as such) for debts, liabilities and losses of the Company shall be such Member's share of the Company's assets; *provided*, that a Member shall be required to return to the Company any Distribution made to it in clear and manifest accounting or similar error. The immediately preceding sentence shall constitute a compromise to which all Members have consented within the meaning of the Act. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Act shall not be grounds for imposing personal liability on a Member for liabilities of the Company, except to the extent constituting fraud, gross negligence or willful misconduct by such Members.

6.3      **Lack of Authority**. No Member in his, her or its capacity as such (other than the Manager, the Directors acting as the Board or an authorized Officer of the Company) has the authority or power to act for or on behalf of the Company in any manner, to do any act that would be (or could be construed as) binding on the Company, in any manner or way, or to make any expenditures on behalf of the Company, unless such specific authority and power has been expressly granted to and not revoked from such Member by the Board, and the Members hereby consent to the exercise by the Manager and the Board of the powers conferred on such Persons by law and this Agreement.

6.4      **No Right of Partition**. No Member shall have the right to seek or obtain partition by court decree or operation of law of any Company property, or the right to own or use particular or individual assets of the Company.

6.5      **Members Right to Act**.

(a)      For situations in which the approval of the Members (rather than the approval of the Board) is expressly required by this Agreement or by applicable law, the Members shall act through meetings and written consents as described in this Section 6.5. Except as otherwise provided herein and as otherwise required by applicable law, with respect to any matter in which the approval of the Members is required, an affirmative vote by the holders of a majority of the Class A Units, Class C Units and Class D Units, at a meeting of Members at which a quorum is present, shall be the act of the Members. A meeting of the Members may be called by (i) the Manager, (ii) the Requisite Class A Members, (iii) the Requisite Class C Members, or (iv) the Requisite Class D Members, on at least five days' prior written notice to the other Members entitled to vote, which notice shall state the purpose or purposes for which such meeting is called. A quorum shall be present at a meeting of Members if the Requisite Class A Members, the Requisite Class C Members and the Requisite Class D Members are represented at the meeting in person or by proxy. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of a majority of the Class A Units, Class C Units and Class D Units. Prompt notice of the action so taken without a meeting shall be given to those Members entitled to vote or consent who have not consented in writing. Any action taken pursuant to such written consent of the Members shall have the same force and effect as if taken by the Members at a meeting thereof. For the avoidance of doubt, holders of Class B Units are not entitled to vote at any meeting of the Members.

(b)     The Company will not, without the approval of the holders of a majority of the Class A Units, Class C Units and Class D Units:

(i)     liquidate, dissolve or wind-up the affairs of the Company, or effect any merger or consolidation or a Sale of the Company;

(ii)     amend, alter, or repeal any provision of this Agreement;

(iii)     except as provided under this Agreement, issue or authorize the issuance of any additional equity interest, or any security convertible into an equity interest, or any warrant, option or other right to acquire the same, or any override or other financial interest, in the Company;

(iv)     increase the number of Persons constituting the Board or appointing a Person to the Board other than a Person designated in accordance with the provisions of Section 5.3 above; or

(v)     agree or commit to any of the foregoing.

6.6     **Confidentiality**.

(a)     Each Member recognizes and acknowledges that it has and may in the future receive certain confidential and proprietary information and trade secrets of the Company (the "*Confidential Information*"). Except as otherwise expressly consented to by the Board in writing, each Member (on behalf of itself and, to the extent that such Member would be responsible for the acts of the following Persons under principles of agency law, its managers, directors, officers, shareholders, partners, employees, agents and members) agrees that it will not, during or after the term of this Agreement, whether directly or indirectly through an Affiliate or otherwise, take commercial or proprietary advantage of or profit from any Confidential Information or disclose Confidential Information to any Person for any reason or purpose whatsoever, except (i) to the Manager, Directors, officers, Members, representatives, agents and employees of the Company and as otherwise may be proper in the course of performing such Member's obligations, or enforcing such Member's rights, under this Agreement and the agreements expressly contemplated hereby; (ii) to any bona fide prospective purchaser of the equity or assets of such Member or its Affiliates or the Units held by such Member, or prospective merger partner of such Member or its Affiliates; *provided*, that such purchaser or merger partner agrees to be bound by the provisions of this Section 6.6 or other confidentiality agreement approved by the Manager; or (iii) as is required to be disclosed by order of a court of competent jurisdiction, administrative body or Governmental Entity, or by subpoena, summons or legal process, or by law, rule or regulation; *provided*, that the Member required to make such disclosure pursuant to clause (iii) above shall provide to the Company prompt notice of such disclosure to enable the Company to seek an appropriate protective order or confidential treatment. For purposes of this Section 6.6, the term "*Confidential Information*" shall not include any information which (x) such Person learns from a source other than the, or any of their respective representatives, employees, agents or other service providers, and in each case who is not known by such Person to be bound by a confidentiality obligation, (y) is publicly available, or (z) is disclosed in a prospectus or other documents for dissemination to the public.

(b)     Nothing in this Section 6.6 shall in any way limit or otherwise modify any confidentiality covenants entered into by the Members pursuant to any other agreement entered into with the Company.

## ARTICLE VII.
## BOOKS, RECORDS, ACCOUNTING AND REPORTS

7.1     **Records and Accounting**. The Company shall keep, or cause to be kept, appropriate books and records with respect to the Company's business, including all books and records necessary to provide any information, lists, and copies of documents required to be provided pursuant to Section 7.3 or pursuant to applicable laws. All matters concerning (i) the determination of the relative amount of allocations and distributions among the Members pursuant to Article III and IV, and (ii) accounting procedures and determinations, and other determinations not specifically and expressly provided for by the terms of this Agreement, shall be determined by the Board, whose determination shall be final and conclusive as to all of the Members absent manifest clerical error.

7.2     **Fiscal Year**. The fiscal year (the "*Fiscal Year*") of the Company shall constitute the 12-month period ending on December 31 of each calendar year, or such other annual accounting period as may be established by the Manager.

7.3     **Reports**.

(a)     The Company shall deliver or cause to be delivered to each Member within 120 days after the end of each Fiscal Year financial statements of the Company, which may be audited if required by applicable law. The electronic posting of such financial statements on the EDGAR system of the U.S. Securities & Exchange Commission, if such posting is required and actually made, shall be deemed to satisfy the requirement of this Section 7.3(a).

(b)     The Company shall deliver or cause to be delivered to each Member with reasonable promptness, such information and financial data concerning the Company as any Member shall from time to time reasonably request; *provided*, that notwithstanding the foregoing, unless otherwise required by law, the Company shall not be required to provide such information to Persons who are, or who are employed or engaged by, competitors of the Company (as determined by the Manager in his reasonable discretion).

(c)     The Company shall use commercially reasonable efforts to deliver or cause to be delivered, within 90 days after the end of each Fiscal Year, to each Person who was a Member at any time during such Fiscal Year all information necessary for the preparation of such Person's United States federal and state income tax returns.

(d)     The Company shall provide any such other information relating to the financial condition, business, prospects or corporate affairs of the Company that the Members may from time to time reasonably request; *provided*, *however*, that the Company shall not be obligated under this Section 7.3(d) to provide information (i) that the Company reasonably determines in good faith to be a trade secret, or (ii) the disclosure of which would adversely affect the attorney-client privilege between the Company and its counsel.

(e)     The provisions of Section 6.6 shall, to the extent applicable, govern the disclosure of any information pursuant to this Section 7.3.]

7.4     **Inspection Rights**. Upon reasonable notice from any Member, the Company shall, and shall cause the Manager, Officers and employees to, afford each Member and its representatives reasonable access during normal business hours to (i) the Company's properties, offices, plants and other facilities, (ii) the corporate, financial and similar records, reports and documents of the, including, without limitation, all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with Members, the Manager or the Directors, and to permit each Member and its representatives to examine such documents and make copies thereof, and (iii) the Manager and the Company's Officers, senior employees and public accountants, to afford each Member and its representatives the opportunity to discuss and advise on the affairs, finances and accounts of the Company with the Manager and such Officers, senior employees and public accountants (and the Company hereby authorizes said accountants to discuss with such Member and its representatives such affairs, finances and accounts).

7.5     **Transmission of Communications**. Each Person that owns or controls Units on behalf of, or for the benefit of, another Person or Persons shall be responsible for conveying any report, notice or other communication received from the Board to such other Person or Persons.

7.6     **Company Funds**. The Board, the Manager and Officers may not commingle the Company's funds with the funds of the Manager or any Member, Director or Officer.

## ARTICLE VIII.
## TAX MATTERS

8.1     **Tax Returns**. The Company shall arrange for the preparation and filing of all tax returns required to be filed by the Company. Each Member shall furnish to the Company all pertinent information in its possession relating to Company operations that is necessary to enable the Company's income tax returns to be prepared and filed.

8.2     **Tax Elections**. If there is a distribution of Company property as described in Code Section 734 or if there is a transfer of a Company interest as described in Code Section 743 then, upon the request of any transferee Member, the Company shall file an election pursuant to Code Section 754 for the taxable year that includes the date of the distribution or transfer, in accordance with the procedures set forth in the applicable Treasury Regulations to adjust the basis of Company properties. Upon the request of the Company, each Member shall provide the Company with all the information not then possessed by the Company necessary to give effect to any election under Code Section 754. The Company shall make any other tax elections which the Board may deem appropriate and in the best interests of the Members, except where the Manager is expressly authorized to make a tax election, in which case the Company may make such other election as determined by the Manager.

8.3     **Partnership Representative**. The officer serving in the capacity of chief financial officer, chief accounting officer or treasurer of the Company, or such other Person so designated by the Board, shall be the "partnership representative" of the Company within the meaning of Section 6223(a) of the Code (the "*Partnership Representative*") as included in the Bipartisan Budget Act of 2015, as such, shall be authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by tax authorities, including resulting administrative and judicial proceedings, and to expend the Company's funds for professional services and reasonably incurred in connection therewith. Each Member agrees to cooperate with the Company and to do or refrain from doing any or all things reasonably requested by the Company with respect to the conduct of such proceedings.

Notwithstanding the authority granted to the Partnership Representative hereunder, all non-ministerial decisions regarding tax elections (except where the election is expressly authorized to be made by the Manager hereby), audit, tax litigation, settlement and other tax matters shall be subject to the prior written approval of the Board. For example, but not by way of limitation, the Partnership Representative shall not take any position or action with the IRS without the prior written approval of the Board, including but not limited to, any decision (i) to enter into any settlement or other agreement with the IRS or any tax other authority that purports to bind any Member other than the Partnership Representative; (ii) to file a request for an administrative adjustment with the IRS or file a petition for judicial review with respect to any such request, or (iii) to extend the statute of limitations for assessing or computing any tax liability against the Company (or the amount or character of any Company tax items. The Partnership Representative shall furnish to the Class A Members, the Class C Member and the Class D Member a copy of all notices or other written communications received by the Partnership Representative or the Company from the IRS or any other taxing authorities promptly after receipt of such communication. The Partnership Representative shall notify the Class A Members, the Class C Member and the Class D Member of all communications it has had with the IRS or any other taxing authorities and shall keep the Class A Members, the Class C Member and the Class D Member informed of all matters which may come to its attention in its capacity as Partnership Representative by giving the Class A Members, the Class C Member and the Class D Member written notice thereof within five days after the Partnership Representative becomes informed of any such matter or within such shorter period as may be required by the appropriate statutory or regulatory provisions. In the event of any Company-level proceeding instituted by the IRS pursuant to Sections 6221 through 6233 of the Code, the Partnership Representative shall consult with the Board regarding the nature and content of all action and defense to be taken by the Company in response to such proceeding. The Partnership Representative also shall consult with the Board regarding the nature and content of any proceeding pursuant to Sections 6221 through 6233 of the Code instituted by or on behalf of the Company (including the decision to institute proceedings, whether administrative or judicial, and whether in response to a previous IRS proceeding against the Company or otherwise). Notwithstanding anything herein to the contrary, it is agreed that to the extent available, the Partnership Representative shall cause the Company to make, and the Company shall make, the election contemplated by Section 6221(b).  In addition, the Board shall have the right, in its sole discretion, to make an election to change the tax treatment of the Company, including to elect to have the Company taxed as a corporation.

## ARTICLE IX.
## TRANSFERS OF INTERESTS

9.1     **Transfers by Members**.

(a)     Transfers of Units shall not be effective unless all of the following conditions are satisfied:

(i)     The Transfer shall comply with all applicable laws, including any applicable securities laws.

(ii)     The Transfer shall not affect the Company's existence or qualification as a limited liability company under the Act.

(iii)     The Transfer shall not cause the Company to be classified as other than a partnership for United States federal income tax purposes.

(iv)     The Transfer shall comply with the provisions of Section 9.1(b) and Section 9.1(c) hereof.

(b)     In addition, no Member shall Transfer, or offer or agree to Transfer, all or any part of any interest of such Person's Units without (i) the prior written consent of the Board; (ii) the prior written consent of the Requisite Class C Members with respect to a Transfer of any Class A Units or Class D Units; and (iii) compliance with this Agreement (including this Section 9.1); *provided*, that Transfers by a Class A Member, Class C Member or Class D Member to his, her or its Permitted Transferees shall not require compliance with the preceding sentence.

(c)     Each Transferee of Units or other interest in the Company shall, as a condition precedent to such Transfer, execute a counterpart to this Agreement pursuant to which such Transferee shall agree to be bound by the provisions of this Agreement.

## 9.2     **Effect of Assignment**.

(a)     Any Member who shall assign any Units or other Interest in the Company shall cease to be a Member of the Company with respect to such Units or other Interest and shall no longer have any rights or privileges of a Member with respect to such Units or other Interest.

(b)     Any Person who acquires in any manner whatsoever any Units or other Interest in the Company, irrespective of whether such Person has accepted and adopted in writing the terms and provisions of this Agreement, shall be deemed by the acceptance of the benefits of the acquisition thereof to have agreed to be subject to and bound by all of the terms and conditions of this Agreement that any predecessor in such Units or other Interest in the Company of such Person was subject to or by which such predecessor was bound.

9.3     **Transfer Fees and Expenses**. The Transferor and Transferee of any Units or other Interest in the Company shall be jointly and severally obligated to reimburse the Company for all reasonable expenses (including attorneys' fees and expenses) of any Transfer or proposed Transfer, whether or not consummated.

9.4     **Void Transfers**. Any Transfer by any Member of any Units or other Interest in the Company in contravention of this Agreement (including, but not limited to, the failure of the Transferee to execute a counterpart in accordance with Section 9.1(c)) shall be void and ineffectual and shall not bind or be recognized by the Company or any other party. No purported assignee shall have any right to any profits, losses or distributions of the Company.

## 9.5     **First Refusal Rights**.

(a)     Offer. Prior to any Member making a Transfer of any Class B Units (other than in connection with a Sale of the Company), such Member desiring to make such Transfer (the "***Transferring Member***") shall deliver a written notice (the "***Offer Notice***") to the Class A Members and the Class C Member (each, an "***Offer Notice Recipient***") and shall offer to sell such Class B Units (the "***Offered Units***") to the Offer Notice Recipients, on terms and conditions, including price, not less favorable to the Offer Notice Recipients than those by which the Transferring Member proposes to Transfer such Offered Units. The Offer Notice shall disclose in reasonable detail the identity of the prospective Transferee(s), the number of Offered Units to be Transferred and the material terms and conditions of the proposed Transfer. The Transferring Member shall not consummate any Transfer until 30 days after the Offer Notice has been given to the Offer Notice Recipients, unless the parties to the Transfer have been finally determined pursuant to this Section 9.5 prior to the expiration of such 30-day period. (The date of the first to occur of (x) the expiration of such 30-day period after delivery of the Offer Notice or (y) such final determination is referred to herein as the "***Authorization Date***").

(b)     Offer Notice Recipients' Election. Each Offer Notice Recipient may elect to purchase all or any portion of the Offered Units by delivering a written notice of such election to the Transferring Member and the Company within 15 days after the Offer Notice has been given to the Offer Notice Recipients. Each Offer Notice Recipient shall be entitled to purchase that fraction of the Units equal to such Offer Notice Recipient's ROFR Percentage. If a Offer Notice Recipient purchases less than the number of Offered Units it is entitled to purchase under this Section 9.5(b), the Company shall give prompt notice to those Offer Notice Recipients that purchased the number of Offered Units they were entitled to purchase and each such Offer Notice Recipient shall have five days to notify the Transferring Member and the Company of any additional Offered Units it desires to purchase. The remaining Offered Units shall be allocated pro rata among those Offer Notice Recipients desiring to purchase such Offered Units. If the Offer Notice Recipients do not (alone or together) elect to purchase all of the Offered Units specified in the Offer Notice, the Transferring Member may Transfer any Offered Units not otherwise purchased by the Offer Notice Recipients pursuant to this Section 9.5(b) at a price and on terms no more favorable to the Transferee(s) thereof than specified in the Offer Notice during the 30-day period immediately following the Authorization Date. As used herein, "*ROFR Percentage*" means, (x) with respect to a Class C Member, 2.0%, and (y) with respect to a Class A Member, 98.0% *multiplied* by a fraction (expressed as a percentage) (1) the numerator of which is the number of Class A Units held by such Member, and (2) the denominator of which the aggregate number of Class A Units held by all Members.]

(c)     Exceptions. The provisions of this Section 9.5 will not apply with respect to a Sale of the Company; *provided*, that the restrictions contained in this Agreement will continue to be applicable to the Class B Units after any Transfer and the Transferee of such Class B Units shall agree in writing to be bound by the provisions of this Agreement. Upon the Transfer of Class B Units pursuant to clause (i) of the previous sentence, the Transferee will deliver a written notice to the Company, which notice will disclose in reasonable detail the identity of such

(d)     No right of transfer.     Nothing in this Section 9.5 shall obviate or render inapplicable the Transfer restrictions described in Section 9.1 hereof or be read to imply any right of Transfer that does not satisfy the requirements of Section 9.1.

9.6     **Special Call Right**. Upon the occurrence of a Galatia Films Default, (i) each holder of Class D Units agrees to Transfer, without any consideration, all Class D Units held by such holder to a designee of the Board, and (ii) such holder agrees to (x) resign, or cause any affiliated Person to resign, as a Director or Officer of the Company, (y) execute and deliver all related documentation and take such other action in support of a designee of the Board as a successor Director or Officer of the Company; and (z) vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the designation of a designee of the Board as the successor Director or Officer of the Company.

9.7     **Repurchase Right**. If the Company determines, in its sole discretion, that it is likely that within six months the Units of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended as required by Section 12(g) of such act, the Company shall have the option to repurchase the Class B Units (or other classes of units that may be created) from Members for the greater of (i) such Class B Member's Capital Contribution Amount; (ii) the fair market value of the securities as determined by its appraiser for 409A purposes; or (iii) the fair market value of the securities as determined by another independent appraiser chosen by the Company.  Such independent appraiser shall be regularly engaged in the securities valuation.  The foregoing repurchase option will terminate upon a Change of Control or dissolution or a liquidation event as described herein. "Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Change in Control or an initial public offering), whether voluntary or involuntary. "Change of Control" shall mean (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company...

## ARTICLE X.
## ADMISSION OF MEMBERS

10.1    **Substituted Members**. In connection with the Transfer of Units of a Member permitted under the terms of this Agreement, the Transferee shall become a Substituted Member on the later of (a) the effective date of such Transfer, and (b) the date on which the Board approves such Transferee as a Substituted Member, and such admission shall be shown on the books and records of the Company; *provided*, *however*, in connection with the Transfer of Class A Units, Class C Units or Class D Units to a Permitted Transferee permitted under the terms of this Agreement, the Transferee shall become a Substituted Member on the effective date of such Transfer; *provided*, *further*, that no Transferee shall become a Substituted Member until such Transferee furnishes to the Company (a) a letter of acceptance, in form satisfactory to the Manager, of all the terms and conditions of this Agreement, including the power of attorney granted in Section 14.1, and (b) such other documents or instruments as may be deemed necessary or appropriate by the Manager to effect such Person's admission as a Member.

10.2    **Additional Members**. A Person may be admitted to the Company as an Additional Member only as contemplated under, and in compliance with, the terms of this Agreement, including furnishing to the Company (a) a letter of acceptance, in form satisfactory to the Board, of all the terms and conditions of this Agreement, including the power of attorney granted in Section 14.1, and (b) such other documents or instruments as may be necessary or appropriate to effect such Person's admission as a Member. Such admission shall become effective on the date on which the Board determine in its sole discretion that such conditions have been satisfied and, and any such admission shall thereupon be shown on the books and records of the Company.

10.3    **Optionholders**. Except as set forth in this Agreement, no Person that holds securities (including options, warrants or rights) exercisable, exchangeable or convertible into Units shall have any rights with respect to such Units until such Person is actually issued Units upon such exercise, exchange or conversion and, if such Person is not then a Member, is admitted as a Member pursuant to Section 10.2.

## ARTICLE XI.
## WITHDRAWAL OF MEMBERS

11.1    **Withdrawal and Resignation of Members**. No Member shall have the power or right to withdraw or otherwise resign from the Company prior to the dissolution and winding up of the Company pursuant to Article XII. Upon a Transfer of all of a Member's Units in a Transfer permitted by this Agreement, such Member shall cease to be a Member. Notwithstanding that payment on account of a withdrawal may be made after the effective time of such withdrawal, any completely withdrawing Member will not be considered a Member for any purpose after the effective time of such complete withdrawal, and, in the case of a partial withdrawal, such Member's Capital Account (and corresponding voting and other rights) shall be reduced for all other purposes hereunder upon the effective time of such partial withdrawal.

## ARTICLE XII.
## DISSOLUTION AND LIQUIDATION

12.1     **Dissolution**. The Company shall not be dissolved by the admission of Additional Members or Substituted Members, or by the death, retirement, expulsion, bankruptcy or dissolution of a Member. The Company shall, subject to Section 6.5, dissolve, and its affairs shall be wound up upon the first to occur of the following:

      (a)     at any time upon the approval of the Board;

      (b)     a reasonable period of time (taking into account, among other matters, the need to determine, pay or discharge, or make adequate provision for the payment or discharge of, contingent liabilities) after the consummation of transaction or series of related transactions that constitute a Sale of the Company.

The Members expressly acknowledge and agree that no Member shall be permitted to seek or initiate any claim or proceeding for judicial dissolution of the Company pursuant to the Act, and that the sole remedy for a claim by a Member that it is not reasonably practicable to carry on the business of the Company shall be binding arbitration in accordance with Section 14.11. Except as otherwise set forth in this Article XII, the Company is intended to have perpetual existence. The death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company shall not cause a dissolution of the Company and the Company shall continue in existence subject to the terms and conditions of this Agreement.

12.2     **Liquidation and Termination**. On the dissolution of the Company, the Board shall act as liquidator or may appoint one or more representatives, Members or other Persons as liquidator(s). The liquidators shall proceed diligently to wind up the affairs of the Company and make final distributions as provided herein and in the Act. The costs of liquidation shall be borne as a Company expense. Until final distribution, the liquidators shall continue to operate Company properties with all of the power and authority of the Board. The steps to be accomplished by the liquidators are as follows:

      (a)     First, the liquidators shall pay, satisfy or discharge from Company funds all of the debts, liabilities and obligations of the Company (including, without limitation, all expenses incurred in liquidation) or otherwise make adequate provision for payment and discharge thereof (including, without limitation, the establishment of a cash fund for contingent liabilities in such amount and for such term as the liquidators may reasonably determine).

      (b)     Thereafter, the liquidators shall promptly distribute the Company's remaining assets to the holders of Units in accordance with Section 4.1(b). In making such distributions, the liquidators shall allocate each type of assets (*i.e.*, cash or cash equivalents, preferred or common equity securities, etc.) among the Members ratably based upon the aggregate amounts to be distributed with respect to the Units held by each such holder; *provided*, that the liquidators may allocate each type of assets so as to give effect to and take into account the relative priorities of the different Units; *provided*, *further*, that in the event that any securities are part of the remaining assets, each Member that is not an "accredited investor" as such term is defined under the Securities Act may, in the discretion of the Board, receive, and hereby agrees to accept, in lieu of such securities, cash consideration with an equivalent value to such securities as determined by the Board. Any non-cash assets will first be written up or down to their Fair Market Value, thus creating Profit or Loss (if any), which shall be allocated in accordance with Sections 4.2, 4.3 and 4.4. After taking into account such allocations, it is anticipated that each Member's Capital Account will be equal to the amount to be distributed to such Member pursuant to this Section 12.2(b). If any Member's Capital Account is not equal to the amount to be distributed to such Member pursuant to this Section 12.2(b), Profits and Losses for the Fiscal Year in which the Company is dissolved shall be allocated among the Members in such a manner as to cause, to the extent possible, each Member's Capital Account to be equal to the amount to be distributed to such Member pursuant to this Section 12.2(b).

The distribution of cash and/or property to a Member in accordance with the provisions of this Section 12.2 constitutes a complete return to the Member of its Capital Contributions and a complete distribution to the Member of its interest in the Company and all Company property.

12.3 **Cancellation of Certificate**. On completion of the distribution of Company assets as provided herein, the Company shall be terminated (and the Company shall not be terminated prior to such time), and the Manager (or such other Person or Persons as the Act may require or permit) shall file a certificate of dissolution or termination with the Secretary of State of Delaware, cancel any other filings made pursuant to this Agreement that are or should be canceled, and take such other actions as may be necessary to terminate the Company. The Company shall be deemed to continue in existence for all purposes of this Agreement until it is terminated pursuant to this Section 12.3.

12.4 **Reasonable Time for Winding Up**. A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets pursuant to Section 12.2 in order to minimize any losses otherwise attendant upon such winding up.

12.5 **Return of Capital**. The liquidators shall not be personally liable for the return of Capital Contributions or any portion thereof to the Members (it being understood that any such return shall be made solely from Company assets).

### ARTICLE XIII.
### VALUATION

13.1 **Valuation of Units**. The "*Fair Market Value*" of each Unit shall be the fair value of each such Unit determined in good faith by the Board as of the date of valuation.

13.2 **Valuation of Other Assets**. The "*Fair Market Value*" of all non-cash assets shall mean the fair value for such assets as between a willing buyer and a willing seller in an arm's-length transaction occurring on the date of valuation as determined by in good faith by the Board, taking into account all relevant factors determinative of value (and giving effect to any transfer taxes payable or discounts in connection with such sale).

### ARTICLE XIV.
### GENERAL PROVISIONS

14.1 **Power of Attorney and Irrevocable Proxy**.

(a) Each Member hereby constitutes and appoints the Manager and the liquidators, with full power of substitution, as his true and lawful agent and attorney-in-fact, with full power and authority in his or its name, place and stead, to execute, swear to, acknowledge, deliver, file, and record in the appropriate public offices (i) this Agreement, all certificates, and other instruments and all amendments (in the manner set forth herein) thereof in accordance with the terms hereof which the Board deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the State of Delaware and in all other jurisdictions in which the Company may conduct business or own property; (ii) all instruments which the Board deems appropriate or necessary to reflect any amendment, change, modification, or restatement of this Agreement in accordance with its terms; (iii) all conveyances and other instruments or documents which the Board deems appropriate or necessary to reflect the dissolution and liquidation of the Company pursuant to the terms of this Agreement, including a certificate of cancellation; (iv) all agreements, certificates and other instruments which the Board deems appropriate or necessary to effect the composition of the Board pursuant to and in accordance with Section 5.3; and (v) all instruments relating to the admission or substitution of any Member pursuant to Article X.

(b)     The proxy and power of attorney granted by each Member pursuant to this Section 14.1 is coupled with an interest and is given to secure the performance of such Member's obligations under this Agreement. Each such proxy and power of attorney shall be irrevocable for the term of this Agreement, and shall survive the death, disability, incapacity, dissolution, bankruptcy, insolvency, liquidation or termination of any Member, as the case may be, and the Transfer of all or any portion of such Member's Interest and shall extend to such Member's heirs, successors, assigns, and personal representatives.

14.2     **Amendments**. This Agreement may be amended, modified or waived by a written instrument approved and executed by (i) the Manager, (ii) the Requisite Class A Members, (iii) the Requisite Class C Members, and (iv) the Requisite Class D Members; *provided*, that if any such amendment, modification or waiver would adversely alter in any material respect any of the rights and preferences of any particular Member in a different and disproportionate manner relative to the other Members holding the same class of Units, then such amendment, modification or waiver shall also require the written consent of such Member. In the event of any amendment or modification to this Agreement, the Company shall promptly provide each Member with a copy of any such amendment or modification.

14.3     **Title to Company Assets**. The Company's assets shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company assets or any portion thereof. Legal title to any or all Company assets may be held in the name of the Company or one or more nominees, as the Manager may determine. The Manager hereby declares and warrants that any Company assets for which legal title is held in its name or the name of any nominee shall be held in trust by the Board or such nominee for the use and benefit of the Company in accordance with the provisions of this Agreement. All Company assets shall be recorded as the property of the Company on its books and records, irrespective of the name in which legal title to such Company assets is held.

14.4     **Remedies**. Each Member and the Company shall have all rights and remedies set forth in this Agreement and all rights and remedies which such Person has been granted at any time under any other agreement or contract and all of the rights which such Person has under any law. Any Person having any rights under any provision of this Agreement or any other agreements contemplated hereby shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law.

14.5     **Successors and Assigns**. All covenants and agreements contained in this Agreement shall bind and inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, legal representatives and permitted assigns, whether so expressed or not.

14.6 **Severability**. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable laws, ordinances, rules and regulations and in such a way as to, as closely as possible, achieve the intended economic effect of such provision and this Agreement as a whole, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law, ordinance, rule or regulation in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and such provision will be ineffective only to the extent of such invalidity, illegality or unenforceability, without invalidating, or effecting the legality or validity or enforceability of the remainder of this Agreement.

14.7 **Opt-in to Article 8 of the Uniform Commercial Code**. The Members hereby agree that the Units shall be securities governed by Article 8 of the Uniform Commercial Code of the State of Delaware (and the Uniform Commercial Code of any other applicable jurisdiction).

14.8 **Counterparts; Binding Agreement**. This Agreement may be executed simultaneously in two or more separate counterparts, any one of which need not contain the signatures of more than one party, but each of which will, when so executed and delivered via facsimile or other electronic delivery, shall be deemed an original and all of which together shall constitute one and the same agreement binding on all the parties hereto. This Agreement and all of the provisions hereof shall be binding upon and effective as to each Person who (a) executes this Agreement in the appropriate space provided in the signature pages hereto notwithstanding the fact that other Persons who have not executed this Agreement may be listed on the signature pages hereto, and (b) may from time to time become a party to this Agreement by executing a counterpart of or joinder to this Agreement.

14.9 **Descriptive Headings; Interpretation**. The descriptive headings of this Agreement are inserted for convenience of reference only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use of the word "including" in this Agreement shall be by way of example rather than by limitation and shall be read as though the words "without limitation" immediately followed each use of such word in this Agreement. Reference to any agreement, document, or instrument means such agreement, document, or instrument as amended or otherwise modified from time to time in accordance with the terms thereof, and, if applicable, hereof. Without limiting the generality of the immediately preceding sentence, no amendment or other modification to any agreement, document or instrument that requires the consent of any Person pursuant to the terms of this Agreement or any other agreement will be given effect hereunder unless such Person has consented in writing to such amendment or modification. Wherever required by the context, references to a Fiscal Year shall refer to a portion thereof. The use of the words "or," "either" and "any" shall not be exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Wherever a conflict exists between this Agreement and any other agreement, this Agreement shall control but solely to the extent of such conflict.

14.10 **Applicable Law; Jurisdiction**. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

14.11 **Dispute Resolution, Binding Arbitration and Jury Trial Waiver**.

(a) The Manager shall use reasonable efforts to resolve any material dispute with respect to this Agreement or the Company's operation that arises among the Members or between the Members and the Manager. If such dispute, in the good faith judgment of the Board threatens the viability of the Company or the ability of the Company to practicably carry on its business and such dispute is not resolved within 20 days after the Manager's initial attempts to resolve said dispute, then the Manager or a Director may submit the matter to arbitration which shall be the exclusive means for resolution of any such disputes.

(b) IN THE EVENT ANY SUCH DISPUTE IS SUBMITTED TO ARBITRATION, THE ARBITRATOR MUST FIRST DETERMINE THAT THE DISPUTE THREATENS THE VIABILITY OF THE COMPANY OR THE ABILITY OF THE COMPANY TO PRACTICABLY CARRY ON ITS BUSINESS. IF THE ARBITRATOR DETERMINES THAT THE DISPUTE THREATENS THE VIABILITY OF THE COMPANY OR THE ABILITY OF THE COMPANY TO PRACTICABLY CARRY ON ITS BUSINESS, THEN THE ARBITRATOR SHALL ARBITRATE THE DISPUTE. SUCH ARBITRATION SHALL BE CONDUCTED BY JAMS IN ACCORDANCE WITH ITS STREAMLINED ARBITRATION RULES AND PROCEDURES THEN IN EFFECT. THE ARBITRATION SHALL BE ADMINISTERED BY THE [ATLANTA, GEORGIA] OFFICE OF JAMS AND THE HEARING SHALL BE HELD IN THE CITY OF [ATLANTA, GEORGIA]. THE PANEL SHALL CONSIST OF ONE ARBITRATOR WHO WILL BE SELECTED FROM A PANEL OF RETIRED JUDGES AND WILL NOT HAVE A RELATIONSHIP WITH ANY MANAGER, DIRECTOR OR MEMBER. ANY COSTS ASSOCIATED WITH THE ARBITRATION SHALL BE BORNE BY THE NON-PREVAILING PARTY. ALL DECISIONS OF THE ARBITRATOR SHALL BE BINDING ON ALL PARTIES. JUDGMENT UPON THE AWARD RENDERED BY THE ARBITRATOR MAY BE ENTERED IN ANY COURT HAVING JURISDICTION.

(c) THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY AND IRREVOCABLY WAIVE THEIR RIGHT TO A TRIAL BY JURY AND AGREE THAT IF THE FOREGOING BINDING ARBITRATION PROVISION IS DETERMINED FOR ANY REASON TO BE UNENFORCEABLE OR INAPPLICABLE TO A PARTICULAR DISPUTE IN CONNECTION WITH, ARISING UNDER OR RELATING TO THE THIS AGREEMENT, ANY ANCILLARY AGREEMENTS, OR ANY MATTER CONTEMPLATED HEREBY OR THEREBY, THEN SUCH DISPUTE SHALL BE BROUGHT SOLELY IN THE UNITED STATES DISTRICT COURT FOR THE NORTHERN DISTRICT OF GEORGIA OR, IF SUCH COURT LACKS JURISDICTION, IN ANY STATE COURT LOCATED IN ATLANTA, GEORGIA, AND EACH PARTY HERETO HEREBY AGREES TO SUCH EXCLUSIVE JURISDICTION. THIS BINDING ARBITRATION AND JURY TRIAL WAIVER PROVISION SHALL SURVIVE TERMINATION OF THIS AGREEMENT. NOTHING IN THIS AGREEMENT WILL PREVENT ANY PARTY FROM APPLYING FOR INJUNCTIVE RELIEF.

14.12 **Addresses and Notices**. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given or made (a) when delivered personally to the recipient, (b) one Business Day after delivery to a reputable express courier service (charges prepaid), (c) five Business Days after being sent to the recipient by certified or registered mail, return receipt requested and postage prepaid, or (d) on the Business Day emailed to the recipient if emailed before 5:00 p.m. Pacific time, and otherwise on the next Business Day. Such notices, demands and other communications shall be sent to the address for such recipient set

forth in the Company's books and records, or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

14.13 **Creditors**. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company, and no creditor who makes a loan to the Company may have or acquire (except pursuant to the terms of a separate agreement executed by the Company in favor of such creditor) at any time as a result of making the loan any direct or indirect interest in Company Profits, Losses, Distributions, capital or property other than as a secured creditor.

14.14 **No Waiver**. No failure by any party to insist upon the strict performance of any covenant, duty, agreement or condition of this Agreement or to exercise any right or remedy consequent upon a breach thereof shall constitute a waiver of any such breach or any other covenant, duty, agreement or condition.

14.15 **Offset**. Whenever the Company is to pay any sum to any Member or any Affiliate or related person thereof, any amounts that such Member or such Affiliate or related person owes to the Company may be deducted from that sum before payment. Whenever a Member or any Affiliate or related person thereof is to pay any sum to the Company, any amounts that the Company owes to such Member or such Affiliate or related person may be deducted from the sum before payment.

14.16 **Entire Agreement**. This Agreement (including any schedules or exhibits hereto), those documents expressly referred to herein, and the other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

14.17 **Delivery by Facsimile or Portable Document Format**. This Agreement, the agreements referred to herein, and each other agreement or instrument entered into in connection herewith or therewith or contemplated hereby or thereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile or electronic transmission in portable document format (.pdf), shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such agreement or instrument, each other party hereto or thereto shall re-execute original forms thereof and deliver them to all other parties. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or .pdf to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile or .pdf as a defense to the formation or enforceability of a contract and each such party forever waives any such defense.

14.18 **Survival**. Sections 4.5, 5.2, 5.3, 6.2 and 6.6 and this Article XIV shall survive and continue in full force in accordance with its terms notwithstanding any termination of this Agreement or the dissolution of the Company. All terms and conditions of this Agreement and obligations of the Members under this Agreement which should by their nature survive a Sale of the Company, including Section 6.6, shall so survive.

14.19 Representations and Warranties of Certain Members. Each Class A Member, Class C Member and Class D Member represents, warrants and covenants to the Company, severally but not jointly, as follows:

(a) Such Member has the full capacity, power and authority to execute, deliver and perform this Agreement and to subscribe for and purchase Units as a member of the Company. Such

Member has duly executed and delivered this Agreement, and this Agreement constitutes a legal, valid and binding obligation of such Member, enforceable against such Member in accordance with its terms.

(b)     The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and the performance of such Member's obligations hereunder will not conflict with, or result in any violation of or default under, any provision of any agreement or other instrument to which such Member is a party or by which such Member or any of such Member's assets are bound, or any judgment, decree, statute, order, rule or regulation applicable to such Member or such Member's assets.

(c)     Such Member has carefully reviewed this Agreement and other materials provided to it in relation to this Agreement. Such Member has been provided an opportunity to ask questions of, and such Member has received answers thereto satisfactory to such Member from, the Company and its representatives regarding such documents and the terms and conditions of the offering of Units in the Company, and such Member has obtained all additional information requested by such Member of the Company and its representatives to verify the accuracy of all information furnished to such Member regarding such documents and the offering of such Units.

(d)     Such Member has such knowledge and experience in financial affairs that such Member is capable of evaluating the merits and risks of purchasing Units in the Company, and such Member has not relied in connection with this investment upon any representations, warranties or agreements other than those set forth in this Agreement. Such Member's financial situation is such that such Member can afford to bear the economic risk of holding Units in the Company for an indefinite period of time, and such Member can afford to suffer the complete loss of such Member's investment in such Units. In addition, such Member has consulted its own attorneys and/or tax advisors with respect to such Member's investment in the Company, and such Member is relying, if at all, solely upon the advice of such Member's personal attorneys and/or tax advisors with respect to the legal, tax and other aspects and potential consequences of an investment in the Company.

(e)     Such Member is acquiring Units in the Company to be acquired by such Member pursuant to this Agreement for such Member's own account for investment and not with a view to or for sale in connection with any distribution of all or any part of such Units. Such Member will not, directly or indirectly, Transfer all or any part of such Units (or solicit any offers to buy, purchase or otherwise acquire or take a pledge of all or any part of such Units) except in accordance with the registration provisions of the Securities Act or an exemption from such registration provisions, with any applicable state or non-U.S. securities laws, and with the terms of this Agreement. Such Member understands that such Member must bear the economic risk of an investment in Units in the Company for an indefinite period of time because, among other reasons, the offering and sale of such Units have not been registered under the Securities Act and, therefore, such Units cannot be sold other than through a privately negotiated transaction unless it is subsequently registered under the Securities Act or an exemption from such registration is available. Such Member also understands that sales or transfers of such Units are further restricted by the provisions of this Agreement, and may be restricted by other applicable securities laws.

(f)     Such Member is an "accredited investor" as that term is defined in Regulation D promulgated under the Securities Act.

(g)     Such Member is not subject to any conviction, order, judgment, decree or suspension that would render the Company unable to rely on Rule 506(d) of Regulation D under the Securities Act.

14.20 **Certain Acknowledgments**. Upon execution and delivery of a counterpart to this Agreement or a joinder to this Agreement, each Member (including each Substituted Member and each Additional Member) shall be deemed to acknowledge to the Company and the other Members as follows: (a) the determination of such Member to acquire Units in connection with this Agreement or any other agreement has been made by such Member independent of any other Member and independent of any statements or opinions as to the advisability of such purchase or as to the properties, business, prospects or condition (financial or otherwise) of the Company which may have been made or given by any other Member or by any agent or employee of any other Member, (b) no other Member has acted as an agent of such Member in connection with making its investment hereunder and that no other Member shall be acting as an agent of such Member in connection with monitoring its investment hereunder, and (c) each Member has retained its own independent legal counsel in connection with the transactions contemplated hereby.

[*Signature Pages Follow*]

IN WITNESS WHEREOF, the undersigned have executed or caused to be caused to be executed on their behalf this Agreement as of the date first written above.

COMPANY:

**VIRAL FILMS MEDIA LLC**

By:   _Donald S. Amason_
Name:  Donald Amason
Title:   Manager

IN WITNESS WHEREOF, the undersigned have executed or caused to be caused to be executed on their behalf this Agreement as of the date first written above.

**MEMBER
(NATURAL PERSON)**:

       [name]
Name of Natural Person (*Type or Print*)


/s/       [signed]
(*Signature*)


 


(*Address*)


 


(*E-mail*)

**MEMBER
(ENTITY)**:

       [name]
Name of Entity (*Type or Print*)


By:   /s/   [signed]
     (*Signature*)


Name:   [name]
      (*Type or Print*)


Title: 
(*Type of Print*)


 


(*Address*)


 


(*E-mail*)

## SCHEDULE A

(As of May 13, 2019)

| Member | Class A Units | Class B Units | Class C Units | Class D Units | Percentage Voting Interest |
|---|---|---|---|---|---|
| Foundation[+] | 600,000 | | | | 33.3% |
| Equity Crowdfund* | | 0 | | | 0.0% |
| Frederick Dawe | | | 34,082 | | 33.3% |
| Galatia Films LLC | | | | 500,000 | 33.3% |
| **Total Units** | **600,000** | **0** | **34.082** | **500,000** | **100.0%** |

+      Representing all Class A investors, collectively.

*      Representing all crowdfunding investors, collectively, as further broken down on <u>Schedule C</u>.

## SCHEDULE B

Reserved

## SCHEDULE C

(As of _____, 2019)

| Member | Class B Units | Percentage Interest |
|---|---|---|
| [__] | [__] | [__]% |
| [__] | [__] | [__]% |
| [__] | [__] | [__]% |
| [__] | [__] | [__]% |
| [__] | [__] | [__]% |
| **Total Units** | **[__]** | **[__]%** |